Exhibit 12.1

Ratio of Earnings to Fixed Charges

Syniverse Holdings, LLC and Predecessor

(dollars in thousands)

	Predecessor				Successor	Successor
	Year Ended December 31,			Period from January 1 to February 13, 2002	Period from February 14 to December 31, 2002	Year Ended December 31, 2003
	1999	2000	2001
Net Income	$46,104	$51,051	$69,258	$6,917	$631	$(57,926)
Provision for income taxes	28,156	32,548	43,895	4,418	9,320	10,057

Income before income taxes	$74,260	$83,599	$113,153	$11,335	$9,951	$(47,869)

Fixed charges:
Interest expensed	$2,822	$22	$—	$—	$45,428	$46,235
Amortization of deferred financing costs and discount	—	—	—	—	8,677	11,893
Estimated interest factor on operating leases (see below)	343	403	463	59	864	871

Total fixed charges	3,165	425	463	59	54,969	58,999

Earnings:
Income before income taxes	74,260	83,599	113,153	11,335	9,951	(47,869)
Fixed charges	3,165	425	463	59	54,969	58,999

Total earnings	$77,425	$84,024	$113,616	$11,394	$64,920	$11,130

Ratio of earnings to fixed charges	24.46	197.70	245.39	193.12	1.18	0.19